OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

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                         November 8, 2006                FACSIMILE: 212.451.2222

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United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attention:  Karen J. Garnett, Esq.

Re:      GlobalOptions Group, Inc.
         Registration Statement on Form SB-2
         File No. 333-136468 (the "Registration Statement")

Gentlemen:

         We are counsel to  GlobalOptions  Group,  Inc. (the  "Company") and are
writing on behalf of the  Company  in  response  to the  comment  letter,  dated
October 25, 2006, from the Division of Corporation  Finance (the "Staff") of the
Securities and Exchange  Commission (the "SEC") with respect to the Registration
Statement.  The Company  believes that the  registration of the Company's common stock,  par value $0.001 per share  ("Common  Stock"),  underlying the Company's
Series B  Convertible  Preferred  Stock,  par value $0.001 per share  ("Series B
Preferred   Stock"),   and   associated   warrants  to  purchase   Common  Stock
(collectively,  the "Warrants" and,  together with the Series B Preferred Stock, the  "Securities")  for resale by,  among  other  sellers,  North  Sound  Legacy
International,  Ltd.  ("North  Sound") does not constitute an "indirect  primary offering" or raise the type of concerns that would require SEC  intervention for the protection of investor interests.

         North  Sound's  relationship  with the  Company is  strictly  that of a passive investor.  This single transaction involving North Sound's investment in the  Securities  is the first it has engaged in with the Company and follows its introduction to the Company merely weeks prior to the current investment.  It is not a situation, as one would often see in a control arrangement, of a series of related investments.  Other indicia of control are similarly absent. North Sound does not have any representative serving on the Company's board of directors. It has no relationship  with any board member or executive  officer of the Company.
It is not a party to any other transaction with the Company (including any other securities transactions) and has not received any cash payments from the Company surrounding its investment or otherwise  (other than customary  reimbursement of its legal fees in connection  with its  investment in the  Securities).  Further limiting  control is a  customary  "blocker"  provision  which has the effect of

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November 8, 2006

preventing  North Sound from exercising  voting and dispositive  power over more than  4.99% of the  outstanding  Common  Stock at any  time.  Consequently,  the
Company believes that North Sound is not an "affiliate" of the Company and that, accordingly,  the  resale of the Common  Stock by North  Sound  pursuant  to the
Registration  Statement  does not constitute an offering "by or on behalf of the registrant" within the meaning of Rule 415(a)(4) of Regulation C.

         Additionally, North Sound is not acting as an underwriter of the Common
Stock.  North Sound has advised  the Company  that it is not in the  business of underwriting securities.  To the contrary, in the purchase agreement pursuant to which North Sound purchased the Securities, North Sound specifically represented to the Company that it was acquiring the  Securities,  including the  underlying
Common  Stock,  "for its own  account  and not  with a view  to,  or for sale in
connection   with,  any  distribution   thereof,   nor  with  the  intention  of
distributing  or reselling the same." Although North Sound reserved the right to dispose of the Securities in its discretion, North Sound has advised the Company that it has no  intention  of selling any of the  underlying  Common Stock being registered in the near future and, in fact,  considers itself to be a long-term, passive  investor in the Company.  The Securities  (the  conversion and exercise price of which were set, and to this day remain,  well above the market price of the Common Stock) represent a bona-fide  investment in the Company,  as to which
North Sound bears the full economic risks, and are in no way designed to provide
North Sound with any  discounts,  fees or other  incentives  (nor is North Sound otherwise receiving any such forms of compensation) in exchange for distributing the underlying Common Stock on behalf of the Company.  Furthermore, as mentioned above,  the  Securities  are subject to a customary  "blocker"  provision  which prevents North Sound from exercising voting and dispositive power over more than
4.99% of the outstanding Common Stock at any time.

         Further, none of the Securities has a conversion or exercise price that floats or resets  based on the  market  price of the  Common  Stock.  Securities having these  conversion or exercise  price features have the potential to exert significant  downward  pressure on the market  price of a company's  stock.  The conversion  price of the Series B Preferred  Stock and the exercise price of the
Warrants are fixed (subject to customary  adjustments) and therefore do not have the same potentially dilutive impact on the market for the Common Stock.

         The Company also  believes  that the Staff's  analysis of the number of shares held by  non-affiliates  of the Company (which,  based upon numbers which were supplied consists of 7,838,724 shares) does not accurately reflect the true
"public float" of the Company.  The Company is an early-stage company that, like similarly  situated  companies,  has raised  significant  equity capital through private  offerings  of  convertible  securities  and  warrants  and has issued a
substantial   number  of  stock  options  to  its  employees  in  lieu  of  cash compensation.  When we combine the  outstanding  shares of Common  Stock held by non-affiliates with shares of Common Stock underlying currently  exercisable and in the money  options and  convertible  preferred  stock held by  non-affiliates which are or will be freely transferable under effective registration statements
(including  the  Registration  Statement),  there are  approximately  29,670,000 shares outstanding or underlying derivative type securities which are or will be salable in the open market.  Accordingly,  the Company  believes  that there are approximately  29,670,000 shares constituting the true public float. Although we do not consider it to be an  affiliate,  these  shares do not include  shares of
Common Stock underlying preferred stock held by North Sound.

November 8, 2006

         The Company urges the Staff to reconsider its comment that the offering by North Sound is an "indirect primary offering." The only apparent  alternative that the Company would be left with to comply with its  contractual  obligations to its  shareholders  would be multiple serial  registration  statements,  which would  effectively keep the Company in a state of perpetual  registration.  This
would  materially   adversely   affect  the  Company's   ability  to  engage  in
acquisitions and raise additional  equity capital.  Acquisitions have been a key to  the  Company's  business  strategy.  Significantly  limiting  the  Company's financing ability would endanger that strategy. From a policy perspective, it is not clear what public benefit would be accomplished  though the inclusion of the
Company in the net of the SEC's policy.

         We would  appreciate  the  opportunity  to discuss this matter with you further  in  person  at  your  offices.  Please  contact  me  at  your  earliest opportunity at (212) 451-2220 so that we may arrange a mutually convenient time.

                                             Very truly yours,

                                             /s/ Robert H. Friedman

                                             Robert H. Friedman

cc: Michael McTiernan, Esq.
    Harvey W. Schiller, Ph.D.
    Jeffrey O. Nyweide